# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bitdeer Technologies Group, CIK 0001899123
CUSIP: G11448100
Title of class of securities: Class A ordinary shares, par value $0.0000001 per share
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore, Singapore (U0), 339509
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001977721

## Reporting persons
- Mega Galaxy International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 6,571,170; shared voting power 0; sole dispositive power 6,571,170; shared dispositive power 0; aggregate amount beneficially owned 6,571,170 (4.3% of the class)
  Comment: (1) The number of shares in Row 5, 7 and 9 represents 6,571,170 class A ordinary shares, par value US$0.0000001 per share, directly held by Mega Galaxy International Limited ("Mega Galaxy"). Mega Galaxy is a British Virgin Islands company wholly owned by Flourishing Well Limited, a company incorporated in the British Virgin Islands, which in turn is wholly owned and managed by VISTRA Trust (Hong Kong) Limited as trustee (the "Trustee") of The Sharesun Trust, a Hong Kong reserved powers trust (the "Trust"). Mr. Yuesheng Ge is the settlor of the Trust and Mr. Ge and his family members are the beneficiaries of the Trust. Under the terms of the Trust, Mr. Ge has the power to direct the Trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Mega Galaxy in the Issuer.
  
  (2) The percentage in Row 11 is calculated based on 152,346,227 class A ordinary shares of the Issuer as of March 31, 2025. There are 152,346,227 Class A ordinary shares and 44,399,222 Class V ordinary shares issued and outstanding as of March 31, 2025, as disclosed by the Issuer's annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on April 21, 2025.
- Yuesheng Ge: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 6,571,170; shared voting power 0; sole dispositive power 6,571,170; shared dispositive power 0; aggregate amount beneficially owned 6,571,170 (4.3% of the class)
  Comment: (3) The number of shares in Row 5, 7 and 9 represents 6,571,170 class A ordinary shares, par value US$0.0000001 per share, directly held by Mega Galaxy International Limited ("Mega Galaxy"). Mega Galaxy is a British Virgin Islands company wholly owned by Flourishing Well Limited, a company incorporated in the British Virgin Islands, which in turn is wholly owned and managed by VISTRA Trust (Hong Kong) Limited as trustee (the "Trustee") of The Sharesun Trust, a Hong Kong reserved powers trust (the "Trust"). Mr. Yuesheng Ge is the settlor of the Trust and Mr. Ge and his family members are the beneficiaries of the Trust. Under the terms of the Trust, Mr. Ge has the power to direct the Trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Mega Galaxy in the Issuer.
  
  (4) The percentage in Row 11 is calculated based on 152,346,227 class A ordinary shares of the Issuer as of March 31, 2025. There are 152,346,227 Class A ordinary shares and 44,399,222 Class V ordinary shares issued and outstanding as of March 31, 2025, as disclosed by the Issuer's annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on April 21, 2025.

## Item 1. Issuer
Name of issuer: Bitdeer Technologies Group
Address of issuer's principal executive offices: 08 Kallang Avenue Aperia tower 1, #09-03/04 Singapore 339509

## Item 2. Person Filing
Name of person filing:
(i) Mega Galaxy International Limited, and
(ii) Yuesheng Ge
(collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The addresses of the Reporting Persons are:

(i) Mega Galaxy International Limited:
Vistra Corporate Services Centre, Wickhams Cay II
Road Town, Tortola, VG1110
British Virgin Islands

(ii) Yuesheng Ge:
Aperia Tower 1, #17-01
8 Kallang Avenue
Singapore 339509
Citizenship:
Mega Galaxy International Limited - British Virgin Islands
Yuesheng Ge - Chinese

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mega Galaxy International Limited: 6,571,170 class A ordinary shares
Yunsheng Ge: 6,571,170 class A ordinary shares
Percent of class:
Mega Galaxy International Limited: 4.3%
Yunsheng Ge: 4.3%
Sole power to vote or to direct the vote:
Mega Galaxy International Limited: 6,571,170 class A ordinary shares
Yunsheng Ge: 6,571,170 class A ordinary shares
Shared power to vote or to direct the vote:
Mega Galaxy International Limited: 0 class A ordinary shares
Yunsheng Ge: 0 class A ordinary shares
Sole power to dispose or to direct the disposition:
Mega Galaxy International Limited: 6,571,170 class A ordinary shares
Yunsheng Ge: 6,571,170 class A ordinary shares
Shared power to dispose or to direct the disposition:
Mega Galaxy International Limited: 0 class A ordinary shares
Yunsheng Ge: 0 class A ordinary shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2(a) in lieu of an exhibit.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Mega Galaxy International Limited: /s/ Yuesheng Ge, Yuesheng Ge/Director (05/14/2025)
- Yuesheng Ge: /s/ Yuesheng Ge, Yuesheng Ge (05/14/2025)